
January 9, 2025
Vancouver, British Columbia

Wheaton Precious Metals Announces Chief Financial Officer Transition

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") today announced that Gary Brown will be stepping down from his role as Chief Financial Officer ("CFO"), effective March 31, 2025. As part of a planned leadership succession, Vincent Lau, Wheaton's Vice President of Finance, will be appointed CFO and will join the senior leadership team.

A Fond Farewell to Gary Brown
Throughout his nearly 17 years of dedicated service, Mr. Brown has played an integral role in the Company's financial growth, strategic direction, and risk management, all contributing to Wheaton's long-term success. Mr. Brown's legacy will be marked by a strong financial foundation, a culture of excellence, and a focus on sustainable growth.

"Gary's strategic foresight, financial aptitude and disciplined approach to risk management have been essential in establishing Wheaton as a leader in its sector, and he has played a key role in driving Wheaton's industry-leading performance," said Randy Smallwood, President & Chief Executive Officer of Wheaton Precious Metals. "Gary's commitment to developing a culture of excellence has shaped our financial stability and positioned us for continued success. I am immensely grateful for his contribution and wish him all the best in this next chapter of life."

"It has been an honour and privilege to have been a part of the Wheaton team since 2008," said Gary Brown. "Over my tenure with the Company, I have had the pleasure of building and mentoring a highly motivated and qualified finance team that I am incredibly proud of, and who are well-prepared to continue driving the Company's success under Vincent's capable leadership."

Announcing Vincent Lau as Incoming Chief Financial Officer
Vincent has served as Wheaton's Vice President of Finance for 13 years, where he has managed the corporate finance and risk management functions. Prior to joining Wheaton, Vincent held senior finance roles at CHC Helicopters and in KPMG's Transaction Services group based in New York. Vincent holds the Chartered Professional Accountant and Chartered Financial Analyst designations and received a Bachelor of Commerce degree from the University of British Columbia.

"For more than a decade, Vincent has been an indispensable member of Wheaton's finance leadership team, and we are thrilled to welcome him to our senior leadership team" said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "Vincent's deep financial acumen, coupled with a forward-thinking approach to growth and risk management, will be invaluable as we continue to build on our successes."

About Wheaton Precious Metals
Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry,

allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

For further information, please contact:

Wheaton Precious Metals:
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com